Exhibit 99.1

Cellebrite Announces First-Quarter 2026 Results

First-Quarter ARR Growth of 21% and TTM Free Cash Flow Margin of 32%

Q2 Outlook Highlights ARR Acceleration

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, May 14, 2026 – Cellebrite DI Ltd. (NASDAQ: CLBT), a global leader in AI-powered Digital Investigative and Intelligence solutions for the public and private sectors, today announced financial results for the three months ending March 31, 2026.

“Cellebrite’s first quarter of 2026 was highlighted by the delivery of a substantial slate of innovative offerings and new capabilities to the marketplace,” stated Thomas E. Hogan, Cellebrite’s CEO. “We are extremely pleased with the enthusiastic response from customers around the world to our new Guardian Investigate, Genesis, advanced unlock and drone forensics solutions. We delivered solid first-quarter 2026 results and are excited about our prospects to accelerate ARR expansion in the second quarter.”

First-Quarter 2026 Financial Highlights

●	Revenue of $128.3 million, up 19% year-over-year

●	Subscription revenue was $117.9 million, up 23% year-over-year

●	Total Annual Recurring Revenue (ARR) of $493.0 million, up 21% year-over-year

●	Recurring revenue dollar-based net retention rate of 115%

●	GAAP gross profit and gross margin of $105.9 million and 82.5%, respectively; Non-GAAP gross profit and gross profit margin of $110.2 million and 85.9%, respectively

●	GAAP net income of $10.9 million; Non-GAAP net income of $30.6 million

●	GAAP diluted earnings per share of $0.04; Non-GAAP diluted earnings per share of $0.12

●	Adjusted EBITDA and adjusted EBITDA margin of $30.6 million and 23.9%, respectively

●	Free cash flow for the trailing twelve months of $158.6 million, or 32.0% on a margin basis

Recent Business Highlights

Strategy

●	On March 1, 2026, Cellebrite closed its acquisition of SCG Canada Inc., a leading provider of hand-held digital forensics solutions that enable access to more than 80 of the most common Unmanned Aerial Vehicles (UAVs) for extraction, decoding and visualization of important forensic artifacts. This acquisition represented an important strategic step that broadened Cellebrite’s digital forensics capabilities to include drones, an emerging device category that is seeing strong global growth across the defense, intelligence, law enforcement and commercial sectors as well as by bad actors. SCG’s solution enables rapid access and visualization of mission-critical data at the point of collection, for quick decisions that can save lives. SCG’s powerful drone forensic data extraction capability, combined with the portability of its offering, creates an additional new, rich data source to help power Cellebrite AI for enhanced decision making, especially in the field where speed is essential.

Innovation

●	Cellebrite introduced early access to Cellebrite Genesis, a new purpose-built agentic AI product revolutionizing the way investigations are conducted. Cellebrite Genesis provides an intuitive, conversation-like experience to analyze mobile phone extractions, call detail records, documents, messages, images, video and more, turning them into immediate, actionable insights. Genesis can be deployed on its own or alongside other Cellebrite solutions to dramatically accelerate investigations across a wide variety of complex data sources, crime types and scenarios. Cellebrite Genesis offers customers instant delivery of transformational agentic AI with the precision, investigative rigor and public safety-grade guardrails investigators need to strengthen narcotics, human trafficking and crimes against children investigations among several other crime types as well as reinvigorate cold cases. Cellebrite Genesis is currently in beta testing.

●	Cellebrite announced the worldwide general availability of Guardian Investigate, a collaborative AI-powered investigative management solution that delivers a suite of capabilities for daily workflow collaboration across investigators, departments and agencies. Guardian Investigate centralizes digital evidence — including UFDR extractions, call detail records, documents and multimedia — into one secure workspace, enabling investigators to review evidence, manage tasks, build case narratives, and collaborate across departments and agencies in real time while maintaining chain of custody.

●	Cellebrite announced its Spring 2026 Release, highlighted by expanded device access capabilities across the widest range of iOS and Android devices and operating systems, including support for iPhone 17 and iOS 26. In addition, the Company highlighted emerging new use cases for Corellium by Cellebrite with automotive and industrialized systems manufacturers. By virtualizing Arm-based systems at the hardware level, Corellium enables automotive software teams to recreate and test complete vehicle environments in the cloud, from low-level controllers and safety-critical systems to autonomous driving compute to in-cabin and infotainment applications, at the speed of real silicon, without maintaining physical infrastructure.

●	Cellebrite announced last week that its Cellebrite Government Cloud (CGC) platform achieved FedRAMP® High Authorization, with the U.S. Department of Justice (DOJ) serving as the authorizing agency. This milestone authorization confirms that Cellebrite Government Cloud has met the federal government’s most stringent cloud security requirements and is now available for government-wide adoption.

Go-To-Market

●	From April 13 through April 17, 2026, Cellebrite hosted the 2026 C2C User Summit, its second annual user conference. This year’s conference attracted hundreds of attendees from 30 countries, including customers from nearly 500 organizations spanning law enforcement, defense, intelligence and the private sector. The event was highlighted by powerful keynote speakers, deep-dive sessions, live demos, workshops and training courses as well as the Company’s Digital Justice Awards. The awards, referred to as JUSTYS, was streamed live by the Law & Crime Network’s YouTube channel and spanned 12 different categories, recognizing some of the best and brightest minds and sharpest technical skillsets in digital investigations in both the public and private sectors.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

David Barter, Cellebrite’s CFO, said, “Cellebrite’s ARR growth in the first quarter demonstrated sequential stability as we executed well in anticipation of bringing to market so many new products and technologies. We’re shifting gears to drive the second quarter with a myriad of exciting opportunities to accelerate our ARR, deliver strong operating results and generate healthy free cash flow.”

The Company’s second-quarter and full-year 2026 financial expectations are as follows:

	Second-Quarter 2026 Expectations	Full-Year 2026 Expectations
	(as of 05/14/26)	(as of 05/14/26)
ARR	$510 million - $513 million	$567 million - $573 million
Annual Growth	22% - 23%	18% - 19%
Revenue	$130 million - $133 million	$565 million - $571 million
Annual Growth	15% - 17%	19% - 20%
Adjusted EBITDA	$29 million - $31 million	$149 million - $155 million
Adjusted EBITDA margin	22% - 23%	26% - 27%

Conference Call Information

Cellebrite will host a live conference call and webcast later today to review the Company’s first-quarter 2026 financial results and discuss its full-year 2026 outlook. Pertinent details include:

Date:	Thursday, May 14, 2026
Time:	8:30 a.m. ET
Call-In Number:	203-518-9814 / 800-274-8461
Conference ID:	CLBTQ126
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q1-2026-financial-results-conference-call-webcast
Webcast URL:	https://edge.media-server.com/mmc/p/7b5rowvx

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of the Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP EPS and adjusted EBITDA is helpful to investors. These measures, which the Company refers to as its non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility into the underlying performance of its business:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition;

●	Acquisition-related expenses and executive severance expenses relate to the cash component of contractual severance due to our former CFO, all of which are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Free cash flow is calculated as net cash provided by or used in operating activities less purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash provided by or used in our operations that, after the investments in property and equipment, can be used for strategic initiatives.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected to be a recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

In regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, tax expense, depreciation and amortization expense, and certain financing and tax items.

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, estimated financial information for the second quarter of 2026 and for fiscal year 2026 including those statements with respect to our prospects to accelerate ARR expansion in the second quarter; the myriad of exciting opportunities to accelerate our ARR, deliver strong operating results and generate healthy free cash flow; and those statements regarding quarterly and full-year 2026 revenue and annual recurring revenue, profitability, earnings and free cash flow; as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks related to: Cellebrite’s ability to keep pace with technological advances and challenges and evolving industry standards with respect to software, artificial intelligence, or device access, to adapt to changing market potential within our markets and to successfully launch new solutions and add-ons that meet or exceed customer needs; our material dependence on the acceptance of our solutions by domestic and international law enforcement, public safety, defense and intelligence agencies; real or perceived errors, failures, defects or bugs in our solutions; licensing of technology from third parties, including our dependence on maintaining those licenses or seeking alternative solutions; failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of our markets, including risks associated with pricing pressures from and loss of market share to competitors with greater resources than we have and increasing competition as a result of consolidation in the industry; the misuse of our solutions by our customers which may achieve suboptimal results or be perceived as incompatible with human rights; our ability to properly manage our growth as a business, and execute new offerings, developments and strategic opportunities, including joint ventures, partnerships and acquisitions; our dependence on our customers to renew their subscriptions and purchase additional subscriptions or services from us; the use of artificial intelligence in our digital investigation platform; challenges associated with large transactions, including with respect to longer sales cycles, as well as with developing, offering, implementing, and maintaining new solutions; risk of security vulnerabilities or defects, including cyber-attacks, information technology system breaches, failures or disruptions which are critical to our operations and maintaining the trust and confidence of our customers; risks associated with political, geo-political and reputational factors related to our business or operations, including Cellebrite operations in Israel and/or negative publicity, including with respect to the nature of our solutions; risks associated with our ability to obtain CFIUS approval for the acquisition of Corellium and with our ongoing compliance with national security agreements entered into with the U.S. government; risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open-source-software components we may use risks relating to the regulatory constraints to which we are subject, including Israeli export laws, our compliance with such laws and related export licenses issued from the government of Israel; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, rising global inflation, and exposure to regions subject to political or economic instability, including the State of Israel; uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, or outbreaks of disease, as well as the resulting impact on information technology spending and government budgets, on our business and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 3, 2026, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to protect communities, nations and businesses as a global leader in digital investigative and intelligence solutions. More than 7,000 global law enforcement agencies, defense and intelligence organizations and enterprises trust Cellebrite’s AI-powered software portfolio to make forensically sound digital data more accessible and actionable. Cellebrite technology allows customers to accelerate nearly 3 million legally sanctioned investigations annually, enhance sovereign security, elevate operational efficacy and efficiency and enable advanced mobile research and application security. Available via cloud, on-premises and hybrid deployments, Cellebrite’s technology enables its customers around the globe to advance their missions, elevate public safety and safeguard data privacy. To learn more, visit us at www.cellebrite.com and https://investors.cellebrite.com and find us on social media @Cellebrite.

Contacts:

Investors Relations
Andrew Kramer

Vice President, Investor Relations & Treasury

investors@cellebrite.com

+1 973.206.7760

Media

Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910

Cellebrite DI Ltd.
First-Quarter 2026 Results Summary
(U.S Dollars in thousands)

	For the three months ended
	March 31,
	2026	2025

Revenue	128,301	107,549
Gross profit	105,881	90,059
Gross margin	82.5%	83.7%
Operating income	9,119	12,268
Operating margin	7.1%	11.4%
Net income	10,938	17,400
Cash flow from operating activities	19,885	20,878

Non-GAAP Financial Data:
Operating income	28,586	21,971
Operating margin	22.3%	20.4%
Net income	30,620	26,179
Adjusted EBITDA	30,617	23,676
Adjusted EBITDA margin	23.9%	22.0%

Cellebrite DI Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	March 31,	December 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents	$133,689	$124,457
Short-term deposits	140,777	161,049
Marketable securities	154,602	151,544
Trade receivables (net of allowance for credit losses of $423 and $506 as of March 31, 2026 and December 31, 2025, respectively)	72,739	104,972
Prepaid expenses and other current assets	25,799	19,630
Contract acquisition costs	5,732	6,595
Inventories	7,528	7,603
Total current assets	540,866	575,850

Non-current assets
Other non-current assets	7,091	14,618
Marketable securities	105,491	97,959
Deferred tax assets, net	11,760	10,880
Property and equipment, net	23,150	22,209
Operating lease right-of-use assets, net	16,403	16,308
Intangible assets, net	127,966	81,469
Goodwill	119,559	119,559
Total non-current assets	411,420	363,002
Total assets	$952,286	$938,852

Liabilities and shareholders’ equity
Current Liabilities
Trade payables	$10,868	$16,834
Other accounts payable and accrued expenses	79,652	71,244
Deferred revenues	255,095	277,583
Operating lease liabilities	4,596	3,996
Total current liabilities	350,211	369,657

Long-term liabilities
Other long-term liabilities	23,179	16,677
Deferred revenues	50,147	49,526
Operating lease liabilities	18,209	18,674
Total long-term liabilities	91,535	84,877
Total liabilities	441,746	454,534

Shareholders’ equity
Share capital	* )	* )
Additional paid-in capital	585,233	568,721
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	992	2,220
Accumulated deficit	(75,600)	(86,538)
Total shareholders’ equity	510,540	484,318
Total liabilities and shareholders’ equity	$952,286	$938,852

*)	Less than 1 USD

Cellebrite DI Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2026	2025

Revenue:
Subscription services	$96,549	$76,688
Term-license	21,304	19,141
Other non-recurring	3,668	4,411
Professional services	6,780	7,309
Total revenue	128,301	107,549

Cost of revenue:
Subscription services	14,238	7,332
Term-license	—	—
Other non-recurring	3,497	3,301
Professional services	4,685	6,857
Total cost of revenue	22,420	17,490

Gross profit	$105,881	$90,059

Operating expenses:
Research and development, net	35,872	27,277
Sales and marketing	43,222	38,768
General and administrative	17,668	11,746
Total operating expenses	$96,762	$77,791

Operating income	$9,119	$12,268
Financial income, net	4,515	7,060
Income before tax	13,634	19,328
Tax expense	2,696	1,928
Net income	$10,938	$17,400

Earnings per share
Basic	$0.04	$0.07
Diluted	$0.04	$0.07

Weighted average shares outstanding
Basic	246,470,084	237,246,654
Diluted	252,077,487	249,302,220

Other comprehensive (loss) income:
Unrealized loss on hedging transactions	(951)	(779)
Unrealized (loss) income on marketable securities	(819)	64
Currency translation adjustments	542	(481)
Total other comprehensive loss, net of tax	(1,228)	(1,196)
Total other comprehensive income	$9,710	$16,204

Cellebrite DI Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2026	2025

Cash flow from operating activities:

Net income	$10,938	$17,400
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation and RSU’s	14,384	8,777
Amortization of premium, discount and accrued interest on marketable securities	(1,148)	(523)
Depreciation and amortization	7,005	2,631
Interest income from short-term deposits	(1,793)	(2,380)
Deferred tax assets, net	(750)	(386)
Decrease in trade receivables	32,441	1,721
(Decrease) increase in deferred revenue	(20,861)	992
Decrease in other non-current assets	552	785
(Increase) decrease in prepaid expenses and other current assets	(4,964)	5,480
Changes in operating lease right-of-use assets	1,055	1,156
Changes in operating lease liability	(1,015)	(1,179)
Decrease (increase) in inventories	144	(10)
Decrease in trade payables	(5,987)	(1,046)
Decrease in other accounts payable and accrued expenses	(10,393)	(12,152)
Increase (decrease) in other long-term liabilities	277	(388)
Net cash provided by operating activities	19,885	20,878

Cash flows from investing activities:
Purchases of property and equipment	(3,041)	(2,339)
Cash paid in conjunction with acquisitions, net of acquired cash	(15,278)	—
Purchase of Intangible assets	(7,059)	—
Investment in marketable securities	(74,575)	(129,956)
Proceeds from maturities of marketable securities	24,607	27,419
Proceeds from sales of marketable securities	39,706	—
Investment in short-term deposits	(36,000)	(84,000)
Redemption of short-term deposits	58,065	62,372
Net cash used in investing activities	(13,575)	(126,504)

Cash flows from financing activities:

Exercise of options to shares	2,128	2,493
Proceeds from Employee Share Purchase Plan	1,383	1,127
Net cash provided by financing activities	3,511	3,620

Net increase (decrease) in cash and cash equivalents	9,821	(102,006)
Net effect of Currency Translation on cash and cash equivalents	(589)	822
Cash and cash equivalents at beginning of period	124,457	191,659
Cash and cash equivalents at end of period	$133,689	$90,475

Supplemental cash flow information:
Income taxes paid	$3,538	$806
Non-cash activities
Operating lease liabilities arising from obtaining right-of-use assets	$1,150	$813

Cellebrite DI Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Cost of revenue	$22,420	$17,490
Less:
Share-based compensation	692	750
Amortization of intangible assets	3,612	—
Non-GAAP cost of revenue	$18,116	$16,740

	For the three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Gross profit	$105,881	$90,059
Share-based compensation	692	750
Amortization of intangible assets	3,612	—
Non-GAAP gross profit	$110,185	$90,809

	For the three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Operating expenses	$96,762	$77,791
Less:
Share-based compensation	13,692	8,027
Amortization of intangible assets	1,362	926
Acquisition-related costs	109	—
Non-GAAP operating expenses	$81,599	$68,838

	For the three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Operating income	$9,119	$12,268
Share-based compensation	14,384	8,777
Amortization of intangible assets	4,974	926
Acquisition-related costs	109	—
Non-GAAP operating income	$28,586	$21,971

Cellebrite DI Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Net income	$10,938	$17,400
Share-based compensation	14,384	8,777
Amortization of intangible assets	4,974	926
Acquisition-related costs	109	—
Tax expense (income)	215	(924)
Non-GAAP net income	$30,620	$26,179

Non-GAAP Earnings per share:
Basic	$0.12	$0.11
Diluted	$0.12	$0.10

Weighted average shares outstanding:
Basic	246,470,084	237,246,654
Diluted	259,252,345	252,456,562

	For the three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Net income	$10,938	$17,400
Financial income, net	(4,515)	(7,060)
Tax expense	2,696	1,928
Share-based compensation	14,384	8,777
Amortization of intangible assets	4,974	926
Acquisition-related costs	109	—
Depreciation expenses	2,031	1,705
Adjusted EBITDA	$30,617	$23,676

	For the three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$19,885	$20,878
Less:
Purchases of property and equipment	(3,041)	(2,339)
Free cash flow	$16,844	$18,539
Free cash flow margin	13.1%	17.2%

	For the trailing 12 months ended	For the three months ended
	March 31,	March 31,	December 31,	September 30,	June 30,
	2026	2026	2025	2025	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$172,551	$19,885	$86,811	$33,272	$32,583
Less:
Purchases of property and equipment	(13,927)	(3,041)	(3,956)	(3,322)	(3,608)
Free cash flow	$158,624	$16,844	$82,855	$29,950	$28,975
Free cash flow margin	32.0%	13.1%	64.3%	23.8%	25.6%